UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PUSUSANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F [X] Form 40-F [ ]
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes [ ] No [X]
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):82-_________.)

TABLE OF CONTENTS

1. Press Release of Dialog Semiconductor Plc dated May 13, 2003: ”Decrease in individual shareholding”

2. Press Release of Dialog Semiconductor Plc dated May 15, 2003: ”Dialog Semiconductor Announces Resolutions Adopted by Shareholders at its Annual General Meeting held on the 15 May 2003”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                          Date  May 16, 2003          By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

1. ”Decrease in individual shareholding”

In a series of purchases, The Capital Group Companies Inc and its affiliates decreased the number of shares in which they have an interest to 3,902,986 ordinary shares of Dialog Semiconductor Plc, representing 8.9% (thereof Capital Guardian Trust Company 6.7%).

Apax Partner, The Capital Group Companies Inc, and ADTRAN Inc, own 11,795,793 (representing 26.8%), 3,902,986 (8.9%) and 2,520,960 (5.7%) ordinary shares of Dialog Semiconductor Plc, respectively.

The Capital Group Companies Inc acts as investment manager and investment advisor to a large number of portfolio management clients and has sold the shares in this capacity. The Capital Group Companies Inc is not the beneficial owner of the shares.

This press release is a matter of public record only.

2. ”Dialog Semiconductor Announces Resolutions Adopted by Shareholders at its Annual General Meeting held on the 15 May 2003”

The following resolutions were adopted by Shareholders at Dialog Semiconductor's Annual General Meeting:

(1) THAT the UK GAAP compliant audited accounts of the Company for the year ended 31st December 2002 together with the last directors’ report, the last directors’ remuneration report and the auditors’ report on those accounts and the auditable part of the remuneration report thereon now laid before this meeting be and they are hereby received. The Directors do not propose to declare a dividend.

(2) THAT the directors’ remuneration report and the remuneration policy set out in the UK GAAP compliant audited accounts of the Company for the year ended 31st December 2002 be and they are hereby approved.

(3) THAT the US GAAP consolidated financial statements for the year ended 31st December 2002 together with the auditors report on those financial statements thereon now laid before this meeting be and they are hereby received.

(4) THAT KPMG LLP be and are hereby re-appointed Auditors of the Company to hold office until the next General Meeting at which accounts are laid before the Company.

(5) THAT the Directors be and are hereby authorised to agree the remuneration of the Auditors.

(6) THAT John McMonigall, retiring pursuant to Article 82 of the Company’s Articles of Association (hereinafter every reference to an “Article” shall mean an Article of the Company’s Articles of Association), be and he is hereby re-elected a Director of the Company.

(7) THAT Jan Tufvesson, retiring pursuant to Article 82, be and he is hereby re-elected a Director of the Company.

8) THAT the directors be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £1,500,000 provided that this authority is for a period expiring at the Company’s next Annual General Meeting but the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

(9) THAT the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the “Act”) to allot equity securities for cash pursuant to the authority conferred by Article 6.1 as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of £220,345 and shall expire on the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or fifteen months from the date of this resolution, whichever is earlier, save that the Company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression “equity securities” and references to the allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

About Dialog Semiconductor

Dialog Semiconductor develops and supplies innovative mixed signal component and system level solutions for wireless communications, automotive and industrial applications. Developed in 100% CMOS technology, Dialog’s products are used by major OEMs (original equipment manufacturers) across the world. The company focuses on standard product and high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges. As of January 1, 2003 Dialog Semiconductor was admitted to the Prime Standard segment of the Frankfurt Stock Exchange.